Exhibit 99.2

FORM OF

STOCK OPTION AGREEMENT

GOVERNED BY THE TERMS, CONDITIONS AND LIMITATIONS OF

THE ARIAD PHARMACEUTICALS, INC. 2014 LONG-TERM INCENTIVE PLAN

This Stock Option Agreement (this “Option Agreement”) certifies that the Board of Directors of ARIAD Pharmaceuticals, Inc. (the “Company”) has granted an option (the “Option”) to purchase shares of the Company’s common stock, $.001 par value per share (the “Shares”), that is governed by the terms, conditions and limitations of the ARIAD Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan (the “2014 Plan”), as follows:

Name of Participant:	Manmeet S. Soni
Number of Option Shares:	550,000 Shares
Type of Stock Option Grant:	Nonqualified
Date of Grant:	March 21, 2016
Exercise Price:	$ per Share

The Option is granted to the Participant as an inducement to serve as the Company’s Executive Vice President, Chief Financial Officer and Treasurer, in accordance with NASDAQ Listing Rule 5635(c)(4). Although the Option is not granted under the 2014 Plan, it is subject to all the terms, conditions and limitations set forth in the 2014 Plan, which is incorporated herein by reference, and to the following additional terms specified by the Board of Directors of the Company as set forth below. Except as expressly set forth in this Option Agreement, in the event of any conflict between the terms of this Option Agreement and the terms of any individual employment agreement between the Participant and the Company or any of its subsidiaries (the “Employment Agreement”), the terms of the Employment Agreement shall govern. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the 2014 Plan.

The Option shall be exercisable as follows:

Scheduled Vesting Date	Portion Vesting on Such Date	Number of Option Shares Vesting on Such Date
March 21, 2017	1/4	137,500

The 21st day of each month beginning April 21, 2017 and ending March 21, 2020	1/48	11,458

On March 21, 2020	(fractional portion)	12

Payment of the Exercise Price shall be made in accordance with Paragraph 7(d) of the 2014 Plan and shall include payment by means of a broker-assisted “cashless exercise” as set forth in Paragraph 7(d)(ii)(B) of the 2014 Plan and may include, at the discretion of the Company, payment by “net exercise” as set forth in Paragraph 7(d)(ii)(C) of the 2014 Plan.

The Option shall terminate ten years from the Date of Grant; provided, however, that in the event of a Termination of Service (as defined below) before exercise of the Option the following rules shall apply:

(i) If the Participant’s Termination of Service is for Cause (as defined in the Employment Agreement), no portion of the Option may be exercised, and the Option shall immediately expire upon such Termination of Service;

(ii) The Option may be exercised after the Participant’s Termination of Service only to the extent that the Option was vested as of the Termination of Service and did not expire upon such Termination of Service in accordance with clause (i) above;

(iii) If the Participant’s Termination of Service is the result of any reason other than (1) the Participant’s death or Disability (as defined in the Employment Agreement) or (2) for Cause (as defined in the Employment Agreement), then the Participant may exercise the vested portion of the Option within three months after such Termination of Service;

(iv) If the Participant’s Termination of Service is the result of the Participant’s death or Disability (as defined in the Employment Agreement), then the Participant may exercise the vested portion of the Option within 12 months after such Termination of Service; and

(v) After the Participant’s death, his or her beneficiary may exercise the Option only to the extent that the deceased Participant was entitled to exercise such Option as of the date of his death.

If the Committee determines, subsequent to the Participant’s Termination of Service but before exercise of the Option, that either before or after the Participant’s Termination of Service the Participant engaged in conduct that constitutes Cause (as defined in the Employment Agreement), then the Participant’s right to exercise the Option shall be forfeited immediately.

Notwithstanding the foregoing, in the event of a Termination of Service (i) during the term of the Employment Agreement without Cause (as defined in the Employment Agreement) or for specified other reasons in the Employment Agreement, or (ii) within the two-year period following or six (6) months prior to a Change in Control (as defined in the Employment Agreement), then, in each case, the Participant’s right to exercise the Option shall be governed by the terms of the Employment Agreement, to the extent applicable.

“Termination of Service” means the date the Participant ceases to be an Eligible Person in any capacity. The Option shall not be affected by the change of a Participant’s status within or among the Company and any Affiliates, so long as the Participant remains an Eligible Person. Unless the Committee or a Company policy provides otherwise, a leave of absence authorized by the Company or the Committee (including sick leave or military leave) from which return to service is not guaranteed by statute or contract shall be characterized as a Termination of Service if the Participant does not return to service within three months, in which case such Termination of Service shall be effective as of the first day that is more than three months after the beginning of such period of leave. If the ability to return to service upon the expiration of such leave is guaranteed by statute or contract, but the Participant does not so return, then the leave shall be characterized as a Termination of Service as of a date established by the Committee or Company policy. If an entity ceases to be an Affiliate and, as a result, the Participant does not continue as an Eligible Person in respect of the Company or another Affiliate, then a Termination of Service shall be deemed to have occurred with respect to the Participant after such giving effect to such Affiliate’s change in status.

The Option is not assignable or transferable, other than as provided in the 2014 Plan. In no event shall the Company be required to issue fractional shares. In accordance with Paragraph 14(c) of the 2014 Plan, the Company may in its sole discretion withhold in kind from the Shares otherwise deliverable to the Participant upon exercise of the Option the minimum statutory amount of federal, state and local withholding taxes attributable to such amount that is considered compensation includable in the Participant’s gross income.

This Option Agreement, together with the 2014 Plan, the Employment Agreement and any other written agreement between the Company and the Participant relevant to the subject matter hereof and executed contemporaneously herewith or hereafter, embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof and no other statement, representation, warranty, covenant or agreement shall affect or be used to interpret, change or restrict, the express terms and provisions of this Option Agreement.

In witness whereof, the Company has caused this Option Agreement to be executed by its duly authorized officers as of the Grant Date.

ARIAD PHARMACEUTICALS, INC.		PARTICIPANT

By:
	Paris Panayiotopoulos	Manmeet S. Soni
President and Chief Executive Officer

2